SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13G
                                    (Rule 13d-102)


               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Amendment No.    )*





                                   Unidigital Inc.
                                   (Name of Issuer)

                       Common Stock, Par Value, $.01 Per Share
                            (Title of Class of Securities)

                                     904669 10 8
                                    (CUSIP Number)



















_____________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 904669 10 8                           Page 2 of 6 pages
_________________________________________________________________

1.   Names of Reporting Persons.  SS or
     IRS Identification No. Of Above Person  Stephen J. McErlain
_________________________________________________________________

2.   Check the Appropriate Box if a Member        (a)
     of a Group*                                  (b)
_________________________________________________________________

3.   SEC Use Only
_________________________________________________________________

4.   Citizenship or Place of Organization         USA
_________________________________________________________________

Number of Shares         5.   Sole Voting
 Beneficially Owned                Power          782,852
 by Each Reporting       6.   Shared Voting
 Person With                       Power                0
                         7.   Sole Disposi-
                                  tive Power      782,852
                         8.   Shared Disposi-
                                  tive Power            0
_________________________________________________________________

9.   Aggregate Amount Beneficially Owned by
     Each Reporting Person                        782,852
_________________________________________________________________

10.  Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares*
_________________________________________________________________

11.  Percent of Class Represented by Amount in
     Row (9)                                      24.5%
_________________________________________________________________

12.  Type of Reporting Person*                      IN
_________________________________________________________________





                         *SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1(a).  Name of Issuer:

          The issuer of the securities to which this statement relates is Unidigital Inc., a Delaware corporation.


Item 1(b).  Address of Issuer's Principal Executive Offices:

          The issuer's principal executive offices are located at 20 West 20th Street, New York, New York 10011.


Item 2(a).  Name of Person Filing:

          The name of the person filing this statement is Stephen
J. McErlain.


Item 2(b).  Address of Principal Business Office or, If None,
Residence:

          The principal business address of the person filing this statement is 31 West 10th Street, New York, New York 10011.

Item 2(c).  Citizenship:

          The citizenship of the person filing this statement is United States.


Item 2(d).  Title of Class of Securities:

          The title of the class of securities to which this statement relates is Common Stock, par value, $.01 per share.


Item 2(e).  CUSIP Number:

          The CUSIP Number of the class of securities to which this statement relates is 904669 10 8.


Item 3. If this statement relates to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          This statement does not relate to Rules 13d-1(b) or 13d-2(b).



Item 4.  Ownership.

          (a) The number of shares beneficially owned by the person filing this statement is 782,852, which includes 6,000 shares subject to options.

          (b) The percent of the class held by the person filing this statement is 24.5%.

          (c) The number of shares as to which the person filing this statement has:

               (i) sole power to vote or direct the vote of is 782,852 shares,

               (ii) shared power to vote or direct the vote of is no shares,

               (iii)  sole power to dispose of or direct the
disposition of is 782,852 shares,

               (iv) shared power to dispose of or direct the disposition of is no shares.


Item 5.  Ownership of Five Percent or Less of a Class.

          This statement does not relate to ownership of five percent or less of a class.


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

          This statement does not relate to the ownership of more than five percent of a class on behalf of another person.


Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

          This statement does not relate to a subsidiary which acquired the security being reported on.


Item 8.  Identification and Classification of Members of the
Group.

          This statement does not relate to members of a group.


Item 9.  Notice of Dissolution of Group.

          This statement does not relate to notice of dissolution of a group.


Item 10.  Certification.

          The certification referred to in Rule 13d-1(b) is not applicable to this statement.





                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                February 10, 1997
                                      (Date)



                                Stephen J. McErlain
                                    (Signature)



                                Stephen J. McErlain/Stockholder
                                         (Name/Title)




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C 1001.)